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                                February 13, 2006     WESTCHESTER


VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Gregory Dundas


      Re:   Bay View Capital Corporation
            Amendment No. 1 to Registration Statement on Form S-4
            Filed February 1, 2005
            File No. 333-130438

Dear Mr. Dundas:

      The purpose of this letter is to provide a detailed response to the comments contained in the Commission's February 10, 2006 letter to Charles G. Cooper. For convenience of reference, we have included each of the Commission's numbered comments followed by our response to the comment.

      Our responses are as follows:

1. Please disclose the total number of shares being issued in the transaction.

      We have revised the discussion on the cover page of the proxy statement/prospectus to disclose the total number of shares to be issued in the merger.

2. We note your response to comments 26 and 27 of our letter dated January 18, 2006. Please tell us the following regarding your analysis related to paragraph 17 of SFAS 141:

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DUANE MORRIS LLP
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30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196 PHONE: 215.979.1000 FAX: 215.979.1020
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Securities and Exchange Commission
Page 2
February 13, 2006

      - how you considered the relative size of net assets of BVCC and GLB and the comparative results of operations;

      As outlined in SFAS No. 141, relative size is a component of the overall analysis in determining the accounting acquirer. Paragraph 17 of SFAS No. 141 does not specify the metric for measuring the larger of two entities resulting in a business combination effected through an exchange of equity interests. In considering the relative size of BVCC and GLB, we evaluated many factors including total assets, net assets, results of operations and number of continuing employees. In all of these factors, with the exception of net assets, GLB is larger or more profitable than BVCC. The net assets of BVCC are projected to be approximately $101 million at the time of the merger, whereas GLB is projected to have net assets of approximately $36 million. However, at the time of the merger it is anticipated that BVCC will have only one remaining operating entity, BVAC, which is expected to be disposed of in a cash sale for its approximate book value of $63.6 million substantially contemporaneously with the merger closing. The remaining net assets of BVCC are comprised primarily of cash.

      In addition, GLB is projected to have approximately $800 million in total assets at the time of the merger, whereas BVCC is projected to have approximately $700 million in total assets at the time of the merger, the vast majority of which consists of BVAC's assets. For the nine months ended September 30, 2005 and the twelve months ended December 31, 2004, GLB had net income of approximately $1.2 million and $3.5 million, whereas BVCC had net operating losses of approximately $3.2 million and $3.9 million, respectively, and has not been profitable for several years. Further, within these results, the historical operating results of GLB and BVCC suggest that GLB is the larger ongoing entity. At the time of the merger, GLB will have in excess of 200 employees and BVCC will retain only the few key employees necessary to discontinue its operations other than the continuing business of GLB. As a result, after giving consideration to these pertinent facts and circumstances the business parameters suggest that GLB is the larger entity.

      - the implications if BVCC shareholders do not vote for the disposal of BVAC;

      If BVCC stockholders do not vote for the sale of BVAC, the application of reverse acquisition accounting under the purchase method of accounting is still appropriate. As previously discussed in our response dated February 1, 2006, SFAS No. 141 does not provide a concise definition of the acquiring entity; however, the essence of the identification is the determination of which entity has effective control of the post-merger entity. SFAS No. 141 provides a list of indicators and circumstances that should be considered in identifying the acquiring entity for accounting purposes. Accordingly, the identity of the acquirer is a facts and circumstances determination.

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Securities and Exchange Commission
Page 3
February 13, 2006

      Assuming that the sale of BVAC is not approved, the management team of GLB will remain the management of the combined entity. BVAC would continue to be an operating subsidiary of BVCC. No member of BVAC's management team would become a member of the senior management of BVCC following merger closing. Under the merger agreement, the board of the combined entity will consist of 12 members of GLB's current board of directors and three members of BVCC's current board of directors. The combined entity will not have a single owner or organized group or owners that hold a large minority voting interest, although the directors and officers of GLB as a group will have the most significant ownership interest (approximately 15%) in the combined entity. These determining factors, including GLB's domination of senior management and the combined entity's board of directors, as well as the lack of a large minority voting interest in the combined entity will not be impacted by the disposal of BVAC. Therefore, reverse acquisition accounting is the appropriate treatment for the merger of GLB and BVCC regardless of the disposition of BVAC.

      - implications of BVCC announcement on January 26, 2006 to increase the company's board to maximum of 25 directors;

      Under the merger agreement, the board of the combined entity will consist of 12 members of GLB's current board of directors and three members of BVCC's current board of directors. Prior to the amendment to BVCC's by-laws, which will be the by-laws of the combined entity, the by-laws provided that the maximum number of directors was ten directors. Therefore, in order to accommodate the increase in the size of the board upon consummation of the merger primarily due to the 12 GLB board members that will be added to the board for a total size of 15 directors, the BVCC board determined to conform the BVCC by-laws to the current limits on board size provided under GLB's by-laws, i.e., a maximum of 25 directors. It is not currently contemplated that the size of the board will be increased beyond 15 members. This increase, therefore, supports the determination under SFAS 141 that GLB will have effective control of the post-merger entity.

      Additional disclosure has been added to Amendment No. 2 to regarding the executive committee of the board of directors after the merger, which will consist of three members of the current BVCC board of directors and two members of the current GLB board of directors. We do not believe that this will change the conclusion regarding GLB's domination of senior management and the combined entity's board of directors. BVCC's by-laws provide that the designation of any committee, including the executive committee and the delegation of authority thereto will not operate to relieve the board of directors, or any director, of any responsibility imposed by law or regulation. Furthermore, the by-laws provide that any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Finally, under the Delaware

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Securities and Exchange Commission
Page 4
February 13, 2006

General Corporation Law (the "DGCL"), the board of directors of a corporation has the ultimate responsibility for the management of its business and affairs.

      - the specific details regarding which directors (BVCC or GLB) are scheduled to be voted on in which years;

      Class of 2006: Current GLB directors to be voted upon at the 2006 annual meeting of stockholders will be Andrew W. Dorn, Jr., Carolyn B. Frank, Louis Sidoni and Barry M. Snyder; Charles G. Cooper will be the only BVCC nominee for election to this class at the 2006 annual meeting of stockholders.

      Class of 2007: Current GLB directors to be voted upon at the 2007 annual meeting of stockholders will be William A. Evans, Acea M.
Mosey-Pawlowski, Dennis M. Penman, Louis J. Thomas and Frederick A. Wolf; Robert B. Goldstein will be the only BVCC nominee for election to this class at the 2007 annual meeting of stockholders.

      Class of 2008: Current GLB directors to be voted upon at the 2008 annual meeting of stockholders will be Gerard T. Mazurkiewicz, James A. Smith and David L. Ulrich; John W. Rose will be the only BVCC nominee for election to this class of directors at the 2008 annual meeting of stockholders.

      As previously discussed in our response dated February 1, 2006, the corporate governance process of the combined entity, including the process for nominating director candidates, will be controlled by a nominating committee that would consist exclusively of persons who are currently GLB directors and it seems remote that this composition would change for the foreseeable future given the dominance of the board of directors of the combined company by persons who were formerly GLB directors. Furthermore, it is very unlikely that any change to the proposed Class of 2006 could occur given the close proximity of the 2006 annual meeting after the closing of the merger and the fact that any intention of current BVCC management to change such composition would be required to be disclosed in the pending Form S-4 registration statement. Therefore, for these reasons and the other reasons stated in our February 1, 2006 letter, GLB's domination of the combined entity's board is expected to continue for a substantial period of time, i.e., the foreseeable future.

      - how you considered the possibility that the public shareholders of BVCC could form concentration of ownership;

      The combined entity will not have a single owner or organized group or owners that hold a large minority voting interest, although the directors and officers of GLB as a group will have the most significant ownership interest (approximately 15%) in the combined entity. As stated in the Form S-4 registration statement, BVCC's directors and executive

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Securities and Exchange Commission
Page 5
February 13, 2006

officers as a group beneficially own only 3.6% of the outstanding share of BVCC, or approximately 2.2% of the combined entity. While a significant minority of approximately 37% of BVCC stock, or 22% of the combined entity, is held by several institutional investors, there is no evidence from their respective
Schedule 13G filings that they have any intention of acting as a group or otherwise form a concentration of ownership nor does their history suggest a record of seeking operating control of an investee.

      We also believe that if the Proposal III of the proxy statement/prospectus to amend BVCC's certificate of incorporation, which is a condition precedent to the merger, is approved by BVCC's stockholders, the ability to form a group or concentration of ownership will be substantially inhibited. In general, the amendments prohibit any attempted transfer of BVCC Stock to any person or entity, or group of persons or entities, who is a 5% holder or would thereby become a 5% holder without obtaining the approval of BVCC's board of directors. For these purposes, numerous rules of attribution, aggregation and calculation prescribed under the Internal Revenue Code and related regulations will be applied in determining whether the 5% threshold has been met and whether a group exists. The transfer restriction may also apply to proscribe the creation or transfer of certain "options," which are broadly defined, in respect of the BVCC Stock. The transfer restrictions will expire on the earlier of (i) three years after the closing date of the merger or (ii) the date on which BVCC no longer has any net operating loss carryforwards or other tax attributes.

      Therefore, we consider the possibility that the public stockholders of BVCC could form a concentration of ownership to be remote.

      - whether there is a possibility of shareholders to call a meeting of the board or to remove any member of the board prior to expiration of the directors' terms;

      Under the combined entity's by-laws, special meetings of the board of directors may be called by the chairman, the president or one-third of directors then in office. Therefore, stockholders will not have the legal ability to call a meeting of the board.

      Under Section 211(d) of the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Under the certificate of incorporation and by-laws of the combined entity, special meetings of the stockholders for any purpose or purposes may be called at any time by the chairman of the board, the president or a majority of the directors then in office. Therefore, stockholders will not have the legal ability to call a special meeting of stockholders to remove directors or for any other purpose. Furthermore, the certificate of incorporation prohibits stockholder action by written consent.

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Securities and Exchange Commission
Page 6
February 13, 2006

      Finally, the ability of stockholders to remove a member of the board prior to the expiration of the director's term is extremely difficult under Section 141(k) of the DGCL and the combined entity's certificate of incorporation. Because the combined entity will have a classified board, under Section 141(k) a director may not be removed except by a vote of the holders of a majority of the shares then entitled to vote and only for cause. The certificate of incorporation states that removal of a director may occur only at a meeting of stockholders called expressly for that purpose, in which case any director may be removed for cause by a vote of the holders of a majority of the shares entitled to vote at an election of directors, and if less than the entire board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part.

      Therefore, there is virtually no possibility that the stockholders of BVCC would call a meeting of directors or remove any member of the board prior to expiration of the director's respective term.

      - details regarding the powers the board has to make decision, such as whether there are decisions that the board could not make or could be stopped by any particular shareholder or shareholder group;

      Under Section 141(a) of the DGCL, the business and affairs of every corporation organized under Delaware law is managed by or under the direction of the board of directors, except as may be otherwise provided in the DGCL or in the corporation's certificate of incorporation. The combined entity's certificate of incorporation does not provide otherwise and states that "the corporation shall be under the direction of a board of directors." Therefore, the board can make any lawful decision. While certain actions under the DGCL, such as certain mergers, sales of assets, amendments to the certificate of incorporation and dissolution, require the approval of stockholders before the action may be consummated, these provisions do not limit the authority of the board to approve such actions and to decide to recommend that the stockholders approve such actions. In no event could a particular stockholder or stockholder group prevent a lawful decision by the board from being made or stop the implementation of such decision.

      - information regarding any employment contracts in place for the new GLB senior management; and

      Members of GLB's existing senior management do not currently have employment contracts in place nor does the merger agreement contemplate such contracts. It should be noted however, that the Chief Executive Officer, Chief Financial Officer and Chief Credit Officer have been with GLB since its inception as a de novo banking institution in 1999. Their

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Securities and Exchange Commission
Page 7
February 13, 2006

commitment to the organization and the community make it highly unlikely that they will not continue to lead the combined entity. In addition, no members of BVCC senior management will become management in the combined entity.

      - the approximate number and value of the shares of BVCC common stock to be issued for the merger transaction compared to the net assets of GLB.

      To consummate the merger, BVCC will issue approximately 4,029,355 shares of common stock to GLB stockholders. These shares had a market value of approximately $67.1 million on October 26, 2005, the date the merger was announced. This value compares to the book value of GLB at September 30, 2005 of $36.5 million. As we stated in our initial response, GLB's common stock is not publicly traded and there is no public market value for GLB's common stock. As a result, we do not consider the factor of whether a premium is paid to be applicable to this transaction. Further, measuring a premium by comparing to historical book value would not appear to be relevant.

      If you have any questions about any of our responses, please call me at 215-979-1227.

      We appreciate your cooperation.


                                      Sincerely,



                                      John W. Kauffman



JWK:am
cc:   Robert B. Goldstein
      Charles G. Cooper
      Barry M. Snyder
      Frederick W. Dreher, Esq.